

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2010

Mr. Ping-Shun Lai
Chief Executive Officer and Chief Financial Officer
Asia Global Holdings Corp.
Room 901, Haleson Building
1 Jubilee Street, Central, Hong Kong

Re: Asia Global Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Quarter Ended September 30, 2009
Filed November 19, 2009
File No. 0-50788

Dear Mr. Lai:

We have reviewed the responses in your letter filed on December 4, 2009 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

1. We note your responses to comments three, four and five in our letter dated September 23, 2009, and we have reviewed your Form 10-K/A filed on December 4, 2009. As indicated in our prior comments, please file an amendment to the Form 10-K that includes the entire periodic report with the new, corrected certifications. Since the certifications relate to the entire Form 10-K, the amendment should include the entire filing. Please ensure that the certifications are updated as of a recent date. Refer to Question 17 of our Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, available on our website at www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Form 10-Q for the Period Ended September 30, 2009

Note 2 – Organization and Business Background, page F-5

2.   We read that you accounted for the merger with UPL as a reverse acquisition and recapitalization. However, it is unclear to us how you determined that this was a reverse acquisition. Specifically, it is unclear from your current disclosures how you concluded that there was a change in control of the registrant resulting from this merger. To assist us in understanding your conclusion, please provide us with a detailed analysis of whether AAGH or UPL is indicated to be the accounting acquirer based on each of the five factors specified in ASC 805-10-55-12 (formerly paragraph A12 of SFAS 141R). We would generally assume that whichever entity is indicated to be the accounting acquirer for the majority of these factors would be deemed the accounting acquirer in the merger.

3.   If you continue to believe that UPL was the accounting acquirer in the September 29, 2009 merger, it would be unclear to us why you filed a Form 10-Q for the nine months ended September 30, 2009. In this regard, your post-merger financial statements should be those of UPL for all periods presented, with UPL's acquisition of AAGH reflected in the financial statements from September 29, 2009 forward and equity restated for all periods for the recapitalization. Specifically, we believe the most appropriate way to reflect the recapitalization is to retroactively restate UPL's equity prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 100 million shares received by UPL in the merger. We believe that the 142.1 million shares of common stock held by AAGH immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former AAGH shareholders as part of the September 29, 2009 recapitalization," presented as though this were an issuance of stock on September 29, 2009. Since it appears from the Form 8-K filed on November 19, 2009 that UPL has a fiscal year end of September 30, we would expect you to file a Form 10-K covering the period from UPL's inception on January 2, 2009 through its fiscal year end on September 30, 2009. Please advise.

4.   If you determine that AAGH was the accounting acquirer in the September 29, 2009 merger, it appears that you should revise your September 30, 2009 financial statements to reflect the acquisition of UPL using purchase accounting. Please note that in this instance we would deem UPL to be the predecessor to the post-merger entity. Therefore, the financial statements presented should be those of the predecessor UPL for the period from its inception on January 2, 2009 through the merger date, and post-merger financial statements presented in a separate column would be those of the successor AAGH reflecting its acquisition of UPL using purchase accounting. Furthermore, given your disclosure of a change in

AAGH's fiscal year in your Form 8-K filed December 21, 2009, in this instance it appears that you would need to file a transition report on Form 10-K in accordance with Rule 13a-10 and Rule 15d-10 containing audited financial statements for the predecessor and successor periods specified above. Please advise.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief

cc: Mr. Stephen E. Rounds
       Via facsimile to (303) 377-0231